EXHIBIT 99.1

Date: May 17, 2024	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: MOGO INC.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 24, 2024
Record Date for Voting (if applicable) :	May 24, 2024
Beneficial Ownership Determination Date :	May 24, 2024
Meeting Date :	June 27, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	60800C208	CA60800C2085

Sincerely, Computershare Agent for MOGO INC.